LICENSED TO GLOW

Reinventing How Millions of Women Pay for Beauty Services



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licensedtoglow.com New York, NY

Highlights

1. $300 for FREE 1 month Bronze
2. $400 for FREE 1 month Silver
3. $500 for FREE 1 month Gold
4. $600 for FREE 1 month Platinum
5. $800 for FREE 1 month Diamond
6. $2,000 for FREE 1 year Bronze or 6 month Silver
7. $5,000 for FREE 1 year Gold, or 6 month Diamond
8. $50,000 for FREE 10 year Diamond

Featured Investors

Colle Capital Follow Invested $1,000,000

Victoria Grace, General Partner
"Licensed to Glow is completely changing the ecosystem for how consumers book and receive services, and I truly believe it's the future of beauty"

Comma Capital Follow Invested $400,000

Adarsh Bhatt, General Partner
"We invested in Licensed to Glow when it was just an idea in Odette's head, and we're excited to see it grow exponentially nationwide"

& 2 more

Team

Odette Yang SPV Voting Proxy

Pitch Deck


Beauty & Aesthetics, Reimagined.
Business-in-a-Box for beauty and medical aesthetics.

Memo

Licensed to Glow Investment Memo:

A. Introduction & Opportunity

The Future of Beauty is Subscription-Based.

We founded Licensed to Glow (LTG) to transform the $93B U.S. salon services industry by creating a subscription-powered marketplace that connects consumers with premium beauty salons while providing salons with predictable, recurring revenue. By leveraging proprietary technology, LTG creates a win-win solution for both beauty professionals and consumers, optimizing salon utilization rates and making high-quality beauty services more accessible and affordable

Strong Team with History of Success

The LTG team combines deep industry experience with proven execution capabilities:

• Odette Yang, **Co-Founder and CEO:** Previously, first hire at Confido (YC), where she scaled the business to $1.5M ARR in 11 months. Tech investor at Radian Capital ($1bn aum VC fund) and was an investment banker with Goldman Sachs and Evercore. BS in Economics from the University of Pennsylvania, Wharton School of Business.

• Dylan Le, **Co-Founder and CTO:** Previously, software engineer at Google, Citadel, and Meta. Ex-founder of an ecommerce app serving 150+ brands, managing 600K SKUs. Founder of Tenten, a top NYC Vietnamese restaurant. B.S. in CS, University of Rochester.

The Industry Problem & Deadweight Loss in Beauty Services

• Underutilized Capacity: The average salon operates at only 40-50% capacity, leaving valuable appointment slots unfilled, and difficulty staffing efficiently. The majority of salons are owner operated - and they struggle to market, manage staff and bring in traffic.

• No Scalable Pricing Logic: When we spoke with salon owners about their pricing structures, we received no substantive justification beyond "this is just how it's always been."

• Fragmentation & Information Asymmetry: With no large-scale player providing

centralized data, salons lacked visibility into industry-wide consumer demand trends, which prevented optimal pricing and utilization strategies.

• Existing Marketplace Solutions are Broken: Platforms like Groupon pay out pennies for every dollar of appointment value, making it highly unprofitable for salons to list on existing marketplaces

The LTG Thesis: Solving Deadweight Loss with Subscription Pricing

Our technology automates salon scheduling, customer acquisition, and data-driven service allocation to ensure optimized usage, greater efficiency and retention. The result is a seamless, high-frequency transactional ecosystem that makes beauty services more accessible while creating stable, high-margin revenue for salons.

We have now built and launched the LTG marketplace, where salons seamlessly onboard, customers book recurring beauty services, and transactions flow frictionlessly.

B. Early Validation & Market Traction

Following the successful proof-of-concept, LTG quickly scaled beyond a single salon:

• $220K in MRR achieved in Year 1

• Expansion to 600 salons in major cities across the US, proving repeatability and scalability. LTG is already driving revenue for salons from Day 1, ensuring vendor retention.

C. Salon Feedback & Market Gaps

We've spoken with dozens of salons, and the feedback is unanimous: existing solutions don't work for them.

Groupon: "It brings in discount-seekers who never return. We lose money on every deal."

ClassPass: "Customers aren't loyal. They book once, and then we never see them again."

Vagaro/Fresha: "It's just a booking tool. It doesn't actually bring in new customers."

LTG flips the script—offering salons consistent, loyal customers and recurring revenue.

D. Business Model & Monetization

LTG generates revenues from a take-rate off consumer subscription revenue.

• $99 - $560/month plans tailored to consumer needs.

• Capped usage per month based on predictable service frequency (e.g., haircuts every

6-8 weeks, nails biweekly).

• 20% average take rate on all subscription revenue

LTG is the only platform combining marketplace dynamics + operational SaaS to create a defensible, sticky business.

E. **Market Opportunity & Scaling Potential**

Total Addressable Market (TAM)

• Scope: Women aged 18–65 in the U.S. who regularly use beauty services.

• Size: 60% of 63 million women = 37.8M women.

• Annual Spend per Person: $1,800.

• Market Value: $68B per year.

Serviceable Addressable Market (SAM)

• Scope: Women aged 18–65 in New York City who regularly use beauty services.

• Size: 60% of 4.2M women = 2.52M women.

• Annual Spend per Person: $1,800.

• Market Value: $4.5B per year.

Serviceable Obtainable Market (SOM)

● Scope: Early adopters (~10% of the SAM), targeting tech-savvy, convenience-driven women in NYC.

● Size: 252,000 women.

● Annual Spend per Person: $1,800.

● Market Value: $454M per year.

LTG's marketplace model is designed for nationwide expansion.

F. Growth Strategy & Multi-Billion Dollar Vision

LTG is not just a beauty subscription platform—it's a category-defining technology company with multiple future revenue streams:

Phase 1: Subscription Marketplace (2025-2027)

● Expand to 1000+ salons nationwide

● Optimize data-driven salon demand management.

Phase 2: Retail Media & Data Monetization (2026-2030)

● Leverage first-party customer data to launch a high-margin retail media platform.

● Monetize product recommendations & brand sponsorships within the LTG ecosystem.

● Today: Early conversations with mid-sized beauty brands for sponsored ad placement in

LTG

Phase 3: B2B Marketplace & SaaS Expansion (2025-2027)

● Launch B2B marketplace for salon supplies & beauty brands, creating an end-to-end commerce ecosystem.

● Develop premium SaaS tools for salons, increasing platform stickiness.

LTG evolves from a booking platform → into an industry-wide operating system → into the dominant tech platform for beauty.

Downloads

Budget model and cohort splits